Mail Stop 7010

      November 2, 2005

Michael Davies
Chief Financial Officer
Reclamation Consulting and Applications, Inc.
23832 Rockfield Boulevard, Suite 275
Lake Forest, California 92630


      Re:	Reclamation Consulting and Applications, Inc.
		PRE R 14A filed October 21, 2005
      File No. 000-29881

Dear Mr. Davies:

		We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PRE R 14A filed October 21, 2005

Proposal 2, page 7
1. Given that you are proposing to increase the number of authorized shares of common stock, some of which will be used to satisfy your obligations under the Securities Purchase Agreement, you should include the disclosure required by Item 11 of Schedule 14A as to the secured convertible notes. See Note A of Schedule 14A. In this regard, we note your disclosure on pages eight and nine. Please confirm that you have provided all the information with respect to the convertible notes required by Item 11(b) of Schedule 14A, particularly with regard to Item 202 of Regulation S-B, or revise to include such information.
Additionally, Item 11(e) requires that you furnish the information required by Item 13(a) of Schedule 14A, including financial statements. Please revise. If you believe that you may incorporate this information by reference pursuant to Item 13(b), please revise the section "Annual Report on Form 10-KSB" on page 20 accordingly.
2. We note your response to prior comment three. On page nine, please clarify that some of the convertible notes and corresponding warrants have already been sold. State the estimated number of common shares that are issuable upon conversion of the notes and the exercise of the warrants that have already been sold. In addition, revise the language regarding your obligation to sell convertible notes and warrants "in the near future" to clarify, if true, that you have an obligation to sell convertible notes and warrants to the investors under the securities purchase agreement five days after the registration statement is declared effective. State the estimated number of common shares that will be issuable under the convertible notes and warrants sold after the registration statement is declared effective.
3. We note the statement that secured convertible notes outstanding may be converted into an estimated 37,142,858 shares of common stock and that you have an obligation to sell secured convertible notes that may be converted into an estimated 20,000,000 shares of common stock. Please clarify whether the 37,142,858 shares underlying secured convertible notes include the shares underlying the notes issued pursuant to the securities purchase agreement. Clarify whether the estimated 20,000,000 additional shares to be issued underlie the secured convertible notes to be sold after the registration statement is declared effective. In this regard, see comment two above.

Closing Comment

		As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Tamara Brightwell, Staff Attorney, at (202)
551-
3751, or in her absence, me at (202) 551-3760 with any questions.


      Sincerely,




      Pamela A. Long
      Assistant Director



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Mr. Michael Davies
Reclamation Consulting and Applications, Inc.
November 2, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE